Exhibit 99.1

    Interim Report

      for the quarter ended March 31, 2016

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Principal Office: 25 St James’s Street, London, SW1A 1HA, United Kingdom

Share Capital: €18,373,443.79 (as of March 31, 2016)

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS

AND AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors (*)

Jacqueline A. Tammenoms Bakker (2)

Mina Gerowin (2)

Suzanne Heywood (2) (3) (**)

Léo W. Houle (3) (2) (***)

Peter Kalantzis (1) (3)

John Lanaway (1)

Silke C. Scheiber (1) (**)

Guido Tabellini (3) (**)

Jacques Theurillat (1)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee
(*)	Mr John Elkann and Ms Maria Patrizia Grieco members of the Board until April 15, 2016
Ms Suzanne Heywood and Ms Silke C. Scheiber members of the Board since April 15, 2016
(**)	Member of each relevant Committee since April 29, 2016
(***)	Member of the Governance and Sustainability Committee since April 29, 2016

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2015, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements.

Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

INTRODUCTION

CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Interim Report, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.

CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), for U.S. Securities and Exchange Commission (“SEC”) and investor presentation purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”), for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Interim Report on Operations in the section “Results of Operations”, and in the Notes to the Interim Condensed Consolidated Financial Statements.

Financial information included in this Interim Report has been prepared in accordance with EU-IFRS. This Interim Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:

■

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America.

■

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

■

Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

■

Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation under the FPT Industrial brand.

■

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Certain financial information in this report has been presented by geographic area. The Group’s geographic regions are: NAFTA, EMEA, LATAM and APAC. The geographic designations have the following meanings:

■	NAFTA: United States, Canada and Mexico;

■	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

■	LATAM: Central and South America, and the Caribbean Islands; and

■	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (“CIS”) (excluding Ukraine).

This Interim Report is unaudited.

 Introduction      2

Non-GAAP financial information

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. They provide measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which we operate. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.

Our non-GAAP financial measures are defined as follows:

■	Trading Profit: is computed starting from net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

■

Operating Profit under EU-IFRS: is computed starting from Trading Profit plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

■

Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

■

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as debt plus other financial liabilities, net of cash, cash equivalent, current securities and other financial assets. We provide a reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of receivables from financing activities for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

■	Working capital: is comprised of trade receivables, net, plus inventories, less trade payables, plus other current assets (liabilities), net.

■

Constant Currency: we discuss the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

 Introduction     3

INTERIM REPORT ON OPERATIONS

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in the income statement under result from intersegment investments. Transaction between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.

Consolidated Results of Operations

	Three Months Ended March 31, 2016			Three Months Ended March 31, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	5,475	5,130	455	6,067	5,682	494

Cost of sales	4,536	4,361	285	5,047	4,836	320

Selling, general and administrative costs	514	474	40	539	494	45

Research and development costs	225	225	-	203	203	-

Other income/(expense)	(16)	(13)	(3)	(11)	(9)	(2)

TRADING PROFIT/(LOSS)	184	57	127	267	140	127

Gains/(losses) on disposal of investments	-	-	-	-	-	-

Restructuring costs	15	15	-	9	9	-

Other unusual income/(expenses)	(504)	(504)	-	-	-	-

OPERATING PROFIT/(LOSS)	(335)	(462)	127	258	131	127

Financial income/(expenses)	(156)	(156)	-	(155)	(155)	-

Result from investments (1)	(2)	(8)	6	10	4	6

PROFIT/(LOSS) BEFORE TAXES	(493)	(626)	133	113	(20)	133

Income taxes	37	(6)	43	83	35	48

PROFIT/(LOSS) FOR THE PERIOD	(530)	(620)	90	30	(55)	85

Result from intersegment investments	-	90	-	-	85	-

PROFIT/(LOSS) FOR THE PERIOD	(530)	(530)	90	30	30	85

(1)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

We recorded net revenues of $5,475 million during the first quarter of 2016, down 9.8% (down 5.7% on a constant currency basis) compared to the same period in 2015. Net revenues of Industrial Activities were $5,130 million in the first quarter of 2016, a 9.7% decrease (down 5.7% on a constant currency basis) compared to the prior year. Excluding the negative impact of currency translation, net revenues increased in Commercial Vehicles and Powertrain, offsetting a portion of the decline in volumes in the remaining segments.

 Interim Report on Operations     4

Cost of sales

Cost of sales were $4,536 million during the first quarter of 2016 compared with $5,047 million during the first quarter of 2015. The decrease of 10.1% was driven by the decline in revenues. As a percentage of net revenues, cost of sales was 82.8% and 83.2% in the first quarter of 2016 and 2015, respectively.

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs amounted to $514 million during the first quarter of 2016, down 4.6% compared to $539 million recorded in the comparable period of 2015. We continue to focus on cost containment actions across all segments.

Research and development costs

In the three months ended March 31, 2016, research and development (“R&D”) costs were $225 million ($203 million in the comparable period of 2015) and included all the research and development costs not recognized as assets amounting to $105 million ($95 million in the first quarter of 2015) and the amortization of capitalized development costs of $120 million ($108 million in the first quarter of 2015). During the period CNH Industrial capitalized new expenditures for development costs of $80 million ($98 million in the first quarter of 2015).

Other income (expenses)

Other expenses were $16 million for the first quarter of 2016, substantially in line with the amount for the same period in 2015.

Restructuring costs

Restructuring costs for the first quarter of 2016 were $15 million compared to $9 million for the same period in 2015. The costs in both periods were primarily attributable to actions in Agricultural Equipment and Commercial Vehicles as part of the efficiency program launched in 2014.

Other unusual income (expenses)

Other unusual expenses were $504 million for the quarter (zero in the first quarter of 2015) and included an exceptional non-tax deductible charge of $502 million related to the investigation of the Company’s wholly-owned subsidiary, Iveco S.p.A., and certain of its competitors by the European Commission for certain alleged anticompetitive practices and related matters. For additional information, refer to Note 27 “Commitments and contingencies” to the Interim Condensed Consolidated Financial Statements.

Financial income/(expenses)

Net financial expenses were $156 million during the first quarter of 2016, in line with 2015 ($155 million). Excluding the foreign exchange impact in both years, net financial expenses increased by $15 million, or 13%, in the first quarter of 2016 compared to the same period in 2015, primarily due to higher cost of carry and higher debt in Brazil in the quarter.

Result from investments

Result from investments was a net loss of $2 million and a net gain of $10 million for the first quarter of 2016 and 2015, respectively.

Income taxes

	Three Months Ended March 31,

($ million)	2016	2015

Profit/(loss) before taxes	(493)	113

Income taxes	37	83

Effective tax rate	(7.5)%	73.5%

Income taxes totaled $37 million in the quarter ($83 million in the first quarter of 2015). Given the losses in certain jurisdictions and the inability to book the related tax benefit, CNH Industrial recorded a tax charge in excess of its long-term effective tax rate objective of between 34% to 36%.

 Interim Report on Operations     5

Reconciliation between Trading profit under EU-IFRS and Operating profit under U.S. GAAP

	Three Months Ended March 31, 2016
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated

Trading profit under EU-IFRS	57	127	-	184

Development costs, net	40	-	-	40

Reclassification of interest compensation to Financial Services	76	-	(76)	-

Other adjustments and reclassification, net	5	3	-	8

Operating profit under U.S. GAAP	178	130	(76)	232

	Three Months Ended March 31, 2015
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated

Trading profit under EU-IFRS	140	127	-	267

Development costs, net	10	-	-	10

Reclassification of interest compensation to Financial Services	71	-	(71)	-

Other adjustments and reclassification, net	2	2	3	7

Operating profit under U.S. GAAP	223	129	(68)	284

 Interim Report on Operations     6

Industrial Activities Performance

The following tables show net revenues and trading profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues:

	Three Months Ended March 31,

($ million)	2016	2015	Change	% change

Agricultural Equipment	2,124	2,577	-453	-17.6

Construction Equipment	536	602	-66	-11.0

Commercial Vehicles	2,097	2,091	6	0.3

Powertrain	884	904	-20	-2.2

Eliminations and Other	(511)	(492)	-19	n.m.

Total Net revenues of Industrial Activities	5,130	5,682	-552	-9.7

Financial Services	455	494	-39	-7.9

Eliminations and Other	(110)	(109)	-1	n.m.

Total Net revenues	5,475	6,067	-592	-9.8

n.m. - not meaningful.

Trading profit/(loss):

	Three Months Ended March 31,

($ million)	2016	2015	Change

Agricultural Equipment	19	157	-138

Construction Equipment	(6)	(4)	-2

Commercial Vehicles	15	(22)	37

Powertrain	46	28	18

Eliminations and Other	(17)	(19)	2

Total Trading profit of Industrial Activities	57	140	-83

Financial Services	127	127	0

Eliminations and Other	-	-	-

Total Trading profit	184	267	-83

Trading margin (%)	3.4	4.4

Net revenues of Industrial Activities were $5,130 million during the first quarter of 2016, down 9.7% (down 5.7% on a constant currency basis) compared to the same period in 2015. Excluding the negative impact of currency translation, net revenues increased for Commercial Vehicles (up 5.0%) and for Powertrain (up 0.7%), but decreased for Agricultural Equipment and Construction Equipment.

Trading profit of Industrial Activities was $57 million in the first quarter of 2016, a $83 million decrease compared to the first quarter of 2015, with a trading margin of 1.1%, down 1.4 percentage points (“p.p.”) compared to the prior year period. Trading profit was primarily impacted by a $138 million decrease for Agricultural Equipment, partially offset by a $37 million increase for Commercial Vehicles.

 Interim Report on Operations     7

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues broken down by geographic region for the three months ended March 31, 2016 compared to 2015:

Agricultural Equipment Net revenues – by geographic region:

	Three Months Ended March 31,

($ million)	2016	2015	% Change

NAFTA	770	1,149	-33.0

EMEA	850	835	1.8

LATAM	228	318	-28.3

APAC	276	275	0.4

Total	2,124	2,577	-17.6

Net revenues of Agricultural Equipment were $2,124 million for the first quarter, down 17.6% (down 13.6% on a constant currency basis) compared to the same period in 2015. The decrease was primarily the result of unfavorable industry volume and product mix in the row crop sector in NAFTA and the Brazilian market in LATAM. Net revenues increased in EMEA and APAC, mainly driven by favorable volume in Australia.

In our key product segments within NAFTA, the over 140 horsepower (“hp”) tractor segment was down 37%, while demand for combines was down 16%. Smaller hp tractors in NAFTA had positive demand, with the under 140 hp segment up 9%. In LATAM, tractor and combines markets decreased 41% and 18%, respectively. EMEA markets were down 3% for tractors and 6% for combines. APAC markets increased 5% for tractors and 31% for combines.

Agricultural Equipment’s worldwide market share performance was down 1% for tractors and combines. In the first quarter of 2016, the Agricultural Equipment’s worldwide unit production was 5% above retail sales in support of the expected seasonal increase in demand from dairy and livestock customers. Production of NAFTA row crop related products, including the over 140 hp tractors, combines and other major crop production equipment decreased 53% compared to the same period last year.

Trading profit

Agricultural Equipment’s trading profit was $19 million for the first quarter of 2016 compared to $157 million for the same period in 2015, with a trading margin of 0.9% (6.1% in the first quarter of 2015). The decrease was mainly due to unfavorable volume, industrial absorption and product mix in NAFTA and LATAM, partially offset by disciplined pricing and lower material costs.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues broken down by geographic region for the three months ended March 31, 2016 compared to the prior-year period:

 Interim Report on Operations     8

Construction Equipment Net revenues – by geographic region:

	Three Months Ended March 31,
($ million)	2016	2015	% change

NAFTA	284	319	-11.0

EMEA	116	125	-7.2

LATAM	50	100	-50.0

APAC	86	58	48.3

Total	536	602	-11.0

Net revenues of Construction Equipment were $536 million during the three months ended March 31, 2016, down 11.0% (down 8.1% on a constant currency basis) compared to the same period in 2015 due to negative volume and mix primarily in NAFTA and LATAM.

In the first quarter of 2016, Construction Equipment’s worldwide heavy and light industry sales were down 13% and 3%, respectively. Industry light equipment sales were flat in NAFTA and EMEA, and down in LATAM and APAC. Industry heavy equipment sales decreased in all regions, primarily in LATAM.

Construction Equipment’s worldwide market share was flat compared to the prior year period for both heavy and light construction equipment in all regions except for heavy equipment in LATAM, where market share increased 2.8 p.p.

Construction Equipment’s worldwide production levels were 18% above retail sales in the quarter to support the seasonal increase expected in NAFTA and EMEA.

Trading loss

Construction Equipment reported trading loss of $6 million during the first quarter of 2016 compared to loss of $4 million for the same period in 2015. The decrease was due to the negative effects of challenging trading conditions in LATAM and higher R&D costs, partially offset by improved margins in NAFTA and APAC. Trading margin decreased 0.4 p.p. to -1.1%.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles net revenues broken down by geographic region for the three months ended March 31, 2016 compared to the prior-year period:

Commercial Vehicles Net revenues – by geographic region:

	Three Months Ended March 31,
($ million)	2016	2015	% change

NAFTA	16	-	n.m.

EMEA	1,806	1,615	11.8

LATAM	139	293	-52.6

APAC	136	183	-25.7

Total	2,097	2,091	0.3

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $2,097 million during the three months ended March 31, 2016, up 0.3% (up 5.0% on a constant currency basis) compared to the same period in 2015, primarily as a result of favorable truck volume in EMEA. In LATAM, net revenues decreased due to lower industry volumes in Brazil and Argentina. In APAC, net revenues decreased, mainly for buses.

During the first quarter of 2016, the European truck market (GVW ≥3.5 tons) was up 18% compared to 2015. The light vehicle market (GVW 3.5-6.0 tons) increased 18%, the medium vehicle market (GVW 6.1-15.9 tons) increased 19%, and the heavy vehicle market (GVW ≥16.0 tons) increased 19%. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 34% compared to the first quarter of 2015, primarily impacted by a decrease of 35% in Brazil and 28% in Argentina. In APAC, registrations declined 2%.

 Interim Report on Operations     9

In the first quarter of 2016, our market share in the European truck market (GVW ≥3.5 tons) was 10.8%, consistent with the first quarter of 2015. Our market share in LATAM was 13.2%, up 2.3 p.p. compared to 2015.

Commercial Vehicles delivered approximately 31,200 vehicles (including buses and specialty vehicles) in the quarter, representing a 13% increase compared to the first quarter of 2015. Volumes were higher in the light and heavy segments, up 19% and 16%, respectively, while volumes in the medium segment were down 11%. Commercial Vehicles’ deliveries increased 21% in EMEA, but decreased in APAC and LATAM by 1% and 38%, respectively.

Commercial Vehicles’ first quarter ratio of units shipped and billed, or book-to-bill ratio, was 1.29, a decrease of 7% over 2015. In 2016, truck order intake in Europe increased 25% compared to the first quarter of 2015, with a 33% increase in light trucks, a 2% decrease in medium trucks and a 15% increase in heavy trucks.

Trading profit

Commercial Vehicles closed the first quarter of 2016 with a trading profit of $15 million (trading margin of 0.7%). This represents a $37 million increase compared to the first quarter of 2015, or a $48 million increase excluding the $11 million trading profit of our Venezuelan subsidiary recorded in the first quarter of 2015 before the re-measurement in the second half of 2015. The increase was a result of improved volume and mix, positive pricing across all regions, and lower product costs. In EMEA, the increase was mainly due to favorable volume in trucks and buses. In LATAM, trading profit was flat as cost containment actions offset the effect of lower volumes due to market declines. In APAC, trading profit was positive due to truck pricing offsetting lower bus volumes.

Powertrain

Net revenues

Powertrain’s net revenues were $884 million during the first quarter of 2016, a decrease of 2.2% (up 0.7% on a constant currency basis) compared to the same period in 2015. The slight increase, on a constant currency basis, was primarily attributable to higher volumes in the captive portion of the business. Sales to external customers accounted for 44% of total net revenues compared to 47% in 2015.

During the first quarter of 2016, Powertrain sold approximately 129,100 engines, a decrease of 0.4% compared to 2015. In terms of major customers, 32% of engine units were supplied to Commercial Vehicles, 10% to Agricultural Equipment, 4% to Construction Equipment and the remaining 54% to external customers. Additionally, Powertrain delivered approximately 19,600 transmissions and 50,600 axles, an increase of 23.6% and 22.3%, respectively, compared to the first quarter of 2015.

Trading profit

During the first quarter of 2016, Powertrain’s trading profit was $46 million, up $18 million compared to the same period in 2015, with a trading margin of 5.2% (up 2.1 p.p. compared to 2015). The improvement was mainly due to positive product mix and industrial efficiencies.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $455 million for the three months ended March 31, 2016, a decrease of 7.9% (down 2.9% on a constant currency basis) compared to the same period in 2015 due to a lower average portfolio and decreased sales of equipment formerly on operating leases, partially offset by an increase in interest yields.

Net income

Net income of Financial Services was $90 million for the first quarter 2016, an increase of $5 million over the same period in 2015. An improved net interest margin more than offset a slightly higher provision for credit losses and the negative impact of currency translation.

Retail loan originations (including unconsolidated joint ventures) in the quarter were $1.9 billion, down $0.2 billion (down $0.1 billion on a constant currency basis) compared to the first quarter of 2015, primarily due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $24.9 billion as of March 31, 2016 (of which retail was 65% and wholesale 35%) was up $0.3 billion compared to December 31, 2015. Excluding the impact of currency translation, the portfolio decreased $0.6 billion, primarily in NAFTA and EMEA.

 Interim Report on Operations     10

STATEMENT OF FINANCIAL POSITION BY ACTIVITY AND WORKING CAPITAL

Statement of Financial Position by Activity

	At March 31, 2016			At December 31, 2015

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Intangible assets:	5,747	5,601	146	5,680	5,535	145

Goodwill	2,471	2,341	130	2,458	2,330	128

Other intangible assets	3,276	3,260	16	3,222	3,205	17

Property, plant and equipment	6,483	6,480	3	6,371	6,368	3

Investments and other financial assets	576	2,976	148	601	2,896	136

Leased assets	1,874	10	1,864	1,835	10	1,825

Defined benefit plan assets	7	6	1	6	6	-

Deferred tax assets	1,015	1,071	177	1,256	1,091	165

Total Non-current assets	15,702	16,144	2,339	15,749	15,906	2,274

Inventories	6,739	6,540	199	5,800	5,623	177

Trade receivables	642	612	50	580	555	52

Receivables from financing activities	18,820	1,837	19,512	19,001	2,170	20,024

Current taxes receivables	457	389	82	371	317	61

Other current assets	1,237	1,039	349	1,017	819	361

Current financial assets:	234	228	10	265	255	10

Current securities	52	52	-	54	50	4

Other financial assets	182	176	10	211	205	6

Cash and cash equivalents	5,142	3,622	1,520	6,311	4,566	1,745

Total Current assets	33,271	14,267	21,722	33,345	14,305	22,430

Assets held for sale	22	11	11	23	14	9

TOTAL ASSETS	48,995	30,422	24,072	49,117	30,225	24,713

Equity	6,793	6,793	2,548	7,217	7,217	2,431

Provisions:	6,055	6,004	51	5,589	5,537	52

Employee benefits	2,427	2,400	27	2,494	2,464	30

Other provisions	3,628	3,604	24	3,095	3,073	22

Debt:	25,875	7,964	20,440	26,458	8,427	21,224

Asset-backed financing	11,970	11	11,960	12,999	17	12,986

Other debt	13,905	7,953	8,480	13,459	8,410	8,238

Other financial liabilities	162	157	9	69	62	7

Trade payables	5,608	5,485	147	5,342	5,176	197

Current taxes payable	138	87	65	126	67	66

Deferred tax liabilities	222	123	332	409	135	274

Other current liabilities	4,142	3,809	480	3,907	3,604	462

Liabilities held for sale	-	-	-	-	-	-

Total Liabilities	42,202	23,629	21,524	41,900	23,008	22,282

TOTAL EQUITY AND LIABILITIES	48,995	30,422	24,072	49,117	30,225	24,713

 Interim Report on Operations     11

Working Capital

($ million)		At March 31, 2016	At December 31, 2015	Change

Inventories	(a)	6,436	5,517	919

Trade receivables		642	580	62

Trade payables		(5,608)	(5,342)	(266)

Net current taxes receivable/(payable) & other current receivables/(payables)	(b)	(344)	(498)	154

Working capital		1,126	257	869

(a)	Inventories are reported net of vehicles held for sale by Commercial Vehicles segment that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement.

(b)

Other current payables, included under Net current taxes receivable/(payable) & other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of any lease installments received in advance. The value at the beginning of the contract period, equivalent to the difference between the sale price and the repurchase amount, is recognized on a straight-line basis over the contract period.

 Interim Report on Operations     12

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash flow analysis

The following table summarizes the changes to cash flows from operating, investing and financing activities by activity for the three months ended March 31, 2016 and 2015:

			Three months ended March 31,
			2016			2015
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		6,311	4,566	1,745	6,141	4,123	2,018
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

	Profit/(loss) for the period		(530)	(530)	90	30	30	85
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		295	294	1	280	279	1

	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		43	(70)	23	28	(77)	20

	Dividends received		39	114	-	29	64	-

	Change in provisions		311	313	(2)	(185)	(185)	-

	Change in deferred income taxes		100	44	56	64	20	44
	Change in items due to buy-back commitments	(a)	40	16	24	(153)	3	(156)

	Change in operating lease items	(b)	(36)	-	(36)	(110)	2	(112)

	Change in working capital		(761)	(701)	(60)	(653)	(772)	119

	TOTAL		(499)	(520)	96	(670)	(636)	1
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(161)	(161)	-	(185)	(185)	-
	Consolidated subsidiaries and other equity investments		5	5	-	(5)	14	-
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		2	2	-	-	-	41
	Net change in receivables from financing activities		666	8	658	571	6	565

	Change in current securities		2	(2)	4	(1)	(1)	-

	Other changes		(109)	(68)	(41)	262	887	(625)

	TOTAL		405	(216)	621	642	721	(19)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		(1,183)	(268)	(915)	(1,170)	(1,180)	10

	Capital Increase		-	-	-	2	2	(60)

	Dividends paid		(2)	(2)	(75)	-	-	(35)

	(Purchase)/sale of treasury shares		(5)	(5)	-	-	-	-

	(Purchase)/sale of ownership interests in subsidiaries		(44)	(44)	-	-	-	-
	TOTAL		(1,234)	(319)	(990)	(1,168)	(1,178)	(85)

	Translation exchange differences		159	111	48	(430)	(298)	(132)
E)	NET CHANGE IN CASH AND CASH EQUIVALENTS		(1,169)	(944)	(225)	(1,626)	(1,391)	(235)
F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		5,142	3,622	1,520	4,515	2,732	1,783

 Interim Report on Operations     13

(a)

Cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

(b)

Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

During the three months ended March 31, 2016, consolidated cash and cash equivalents decreased by $1,169 million. Cash and cash equivalents at Industrial Activities decreased by $944 million, while cash and cash equivalents at Financial Services decreased by $225 million.

Industrial Activities used $520 million of cash flows from operations in the first quarter of 2016, compared to $636 million of cash used in the same period of 2015, primarily due to lower absorption of working capital as a result of lower increase in inventories.

Industrial Activities used $216 million of cash flows from investing activities in the first quarter of 2016, primarily due to investments in property, plant and equipment and intangible asset for $161 million, and a decrease in net cash receipts related to intercompany receivables and payables (included under other changes) for $68 million.

Industrial Activities used $319 million of cash flows from financing activities in the first quarter of 2016, primarily due to repayments of long-term debt.

The generation of cash in operating activities at Financial Services of $96 million in the first quarter of 2016 was primarily due to the profit of the period.

The generation of cash in investing activities of $621 million at Financial Services in the first quarter of 2016 was primarily due to the net reduction in receivables from financing activities.

Financing activities of Financial Services used $990 million of cash in the first quarter of 2016, primarily from a reduction in debt.

Debt

As of March 31, 2016 and December 31, 2015, our consolidated Debt was as detailed in the table below:

	At March 31, 2016			At December 31, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt	(25,875)	(7,964)	(20,440)	(26,458)	(8,427)	(21,224)

We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

 Interim Report on Operations     14

The calculation of Net Debt as of March 31, 2016 and December 31, 2015, and the reconciliation of Net Debt to Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At March 31, 2016			At December 31, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Debt:	(25,875)	(7,964)	(20,440)	(26,458)	(8,427)	(21,224)

Asset-backed financing	(11,970)	(11)	(11,960)	(12,999)	(17)	(12,986)

Other debt	(13,905)	(7,953)	(8,480)	(13,459)	(8,410)	(8,238)

Intersegment financial receivables(1)	-	1,772	757	-	2,098	1,095

Debt, net of intersegment balances	(25,875)	(6,192)	(19,683)	(26,458)	(6,329)	(20,129)

Other financial assets(2)	182	176	10	211	205	6

Other financial liabilities(2)	(162)	(157)	(9)	(69)	(62)	(7)

Liquidity:

Current securities	52	52	-	54	50	4

Cash and cash equivalents	5,142	3,622	1,520	6,311	4,566	1,745

Net (Debt)/Cash	(20,661)	(2,499)	(18,162)	(19,951)	(1,570)	(18,381)

(1)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $1,015 million and $1,003 million as of March 31, 2016 and December 31, 2015, respectively.

(2)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

The increase in Net Debt at March 31, 2016, compared to December 31, 2015, mainly reflects the expected seasonal increase in working capital and the impact of foreign exchange changes on euro-denominated debt.

The following table shows the change in Net Debt of Industrial Activities for the three months ended March 31, 2016 and 2015:

	Three months ended March 31,
($ million)	2016	2015

Net Debt of Industrial Activities at beginning of period	(1,570)	(2,874)

Profit/(loss) for the period	(530)	30

Amortization and depreciation(*)	294	279
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	417	(173)

Change in working capital	(701)	(772)

Investments in property, plant and equipment, and intangible assets (*)	(161)	(185)

Change in scope of consolidation and other changes	23	(43)

Net industrial cash flow	(658)	(864)

Capital increases and dividends	(7)	2

Currency translation differences and other	(264)	616

Change in Net Debt of Industrial Activities	(929)	(246)

Net Debt of Industrial Activities at end of period	(2,499)	(3,120)

(*)	Excludes assets sold under buy-back commitments and assets under operating lease.

As of March 31, 2016, we had approximately $3.0 billion available under our committed lines of credit.

Please refer to Note 27 in our most recent EU Annual Report for more information related to our debt and credit facilities.

 Interim Report on Operations     15

2016 U.S. GAAP OUTLOOK

CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

Trading conditions in Agricultural Equipment continue to remain challenging particularly in the row crop industry in NAFTA and in LATAM, while EMEA agricultural equipment markets are expected to be flat. The commercial vehicles industry is expected to increase between 5% and 10% in EMEA; trading conditions in LATAM are expected to remain challenging. CNH Industrial is confirming its 2016 guidance as follows:

■	Net sales of Industrial Activities between $23 billion and $24 billion, with an operating margin of Industrial Activities between 5.2% and 5.8%;

■	Net industrial debt at the end of 2016 between $1.5 billion and $1.8 billion, excluding any potential cash payment as a result of the European Commission investigation and related matters.

 Interim Report on Operations     16

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS At March 31, 2016

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     17

CONSOLIDATED INCOME STATEMENT

		Three Months Ended March 31,

($ million)	Note	2016	2015

Net revenues	(1)	5,475	6,067

Cost of sales	(2)	4,536	5,047

Selling, general and administrative costs	(3)	514	539

Research and development costs	(4)	225	203

Other income/(expenses)	(5)	(16)	(11)

TRADING PROFIT/(LOSS)		184	267

Gains/(losses) on the disposal of investments	(6)	-	-

Restructuring costs	(7)	15	9

Other unusual income/(expenses)	(8)	(504)	-

OPERATING PROFIT/(LOSS)		(335)	258

Financial income/(expenses)	(9)	(156)	(155)

Result from investments:	(10)	(2)	10

Share of the profit/(loss) of investees accounted for using the equity method		(2)	12

Other income/(expenses) from investments		-	(2)

PROFIT/(LOSS) BEFORE TAXES		(493)	113

Income taxes	(11)	37	83

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		(530)	30

PROFIT/(LOSS) FOR THE PERIOD		(530)	30

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent		(529)	28

Non-controlling interests		(1)	2

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	(0.39)	0.02

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	(0.39)	0.02

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     18

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Three Months Ended March 31,

($ million)	Note	2016	2015

PROFIT/(LOSS) FOR THE PERIOD (A)		(530)	30

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefits plans	(22)	1	3

Income tax relating to Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	(22)	(1)	(7)

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		-	(4)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedges	(22)	11	(39)

Gains/(losses) on fair value of available-for-sale financial assets	(22)	-	-

Gains/(losses) on exchange differences on translating foreign operations	(22)	108	(181)

Share of other comprehensive income/(loss) of entities consolidated by using the equity method	(22)	13	(29)

Income tax relating to components of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(22)	(1)	10

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		131	(239)

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		131	(243)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		(399)	(213)

TOTAL COMPREHENSIVE/(LOSS) INCOME ATTRIBUTABLE TO:

Owners of the parent		(402)	(214)

Non-controlling interests		3	1

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     19

CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

($ million)	Note	At March 31, 2016	At December 31, 2015

ASSETS

Intangible assets	(13)	5,747	5,680

Property, plant and equipment	(14)	6,483	6,371

Investments and other financial assets:	(15)	576	601

Investments accounted for using the equity method		531	560

Other investments and financial assets		45	41

Leased assets	(16)	1,874	1,835

Defined benefit plan assets		7	6

Deferred tax assets	(11)	1,015	1,256

Total Non-current assets		15,702	15,749

Inventories	(17)	6,739	5,800

Trade receivables	(18)	642	580

Receivables from financing activities	(18)	18,820	19,001

Current tax receivables	(18)	457	371

Other current assets	(18)	1,237	1,017

Current financial assets:		234	265

Current securities		52	54

Other financial assets	(19)	182	211

Cash and cash equivalents	(20)	5,142	6,311

Total Current assets		33,271	33,345

Assets held for sale	(21)	22	23

TOTAL ASSETS		48,995	49,117

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     20

CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

(CONTINUED)

($ million)	Note	At March 31, 2016	At December 31, 2015

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent		6,774	7,170

Non-controlling interests		19	47

Total Equity	(22)	6,793	7,217

Provisions:		6,055	5,589

Employee benefits	(23)	2,427	2,494

Other provisions	(23)	3,628	3,095

Debt:	(24)	25,875	26,458

Asset-backed financing	(24)	11,970	12,999

Other debt	(24)	13,905	13,459

Other financial liabilities	(19)	162	69

Trade payables	(25)	5,608	5,342

Current tax payables		138	126

Deferred tax liabilities	(11)	222	409

Other current liabilities	(26)	4,142	3,907

Liabilities held for sale		-	-

Total Liabilities		42,202	41,900

TOTAL EQUITY AND LIABILITIES		48,995	49,117

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     21

CONSOLIDATED STATEMENT OF CASH FLOWS

		Three Months Ended March 31,

($ million)	Note	2016	2015

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)	6,311	6,141

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) for the period		(530)	30

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		295	280

(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		-	1

Other non-cash items		43	27

Dividends received		39	29

Change in provisions		311	(185)

Change in deferred income taxes		100	64

Change in items due to buy-back commitments(a)		40	(153)

Change in operating lease items	(b)	(36)	(110)

Change in working capital		(761)	(653)

TOTAL		(499)	(670)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(161)	(185)

Consolidated subsidiaries and other equity investments		5	(5)

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		2	-

Net change in receivables from financing activities		666	571

Change in current securities		2	(1)

Other changes		(109)	262

TOTAL		405	642

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued		500	-

Repayment of bonds		(263)	(1,126)

Issuance of other medium-term borrowings (net of repayment)		(98)	157

Net change in other financial payables and other financial assets/liabilities		(1,322)	(201)

Capital increase		-	2

Dividends paid		(2)	-

(Purchase)/sale of treasury shares		(5)	-

(Purchase)/sale of ownership interests in subsidiaries		(44)	-

TOTAL		(1,234)	(1,168)

Translation exchange differences		159	(430)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,169)	(1,626)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)	5,142	4,515

(a)	Cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     22

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total

AT DECEMBER 31, 2014	25	-	3,170	5,540	(97)	(518)	-	(519)	(67)	43	7,577

Changes in equity for the three months ended March 31, 2015

Capital increase	-	-	22	-	-	-	-	-	-	1	23

Dividends distributed	-	-	-	-	-	-	-	-	-	-	-

Increase/(decrease) in the Reserve for share-based payments	-	-	(9)	-	-	-	-	-	-	-	(9)

Total comprehensive income/(loss) for the period	-	-	-	28	(28)	(181)	-	(4)	(29)	1	(213)

Other changes	-	-	-	6	-	-	-	-	-	(1)	5

AT MARCH 31, 2015	25	-	3,183	5,574	(125)	(699)	-	(523)	(96)	44	7,383

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total

AT DECEMBER 31, 2015	25	-	3,227	5,486	18	(1,077)	-	(392)	(117)	47	7,217

Changes in equity for the three months ended March 31, 2016

Capital increase	-	-	8	-	-	-	-	-	-	-	8

Dividends distributed	-	-	-	-	-	-	-	-	-	(2)	(2)

Increase/(decrease) in the Reserve for share-based payments	-	-	3	-	-	-	-	-	-	-	3

Total comprehensive income/(loss) for the period	-	-	-	(529)	10	104	-	-	13	3	(399)

Other changes	-	(5)	-	-	-	-	-	-	-	(29)	(34)

AT MARCH 31, 2016	25	(5)	3,238	4,957	28	(973)	-	(392)	(104)	19	6,793

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     23

NOTES

CORPORATE INFORMATION

CNH Industrial N.V. (or the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, United Kingdom. CNH Industrial is involved in the manufacturing and sale of agricultural and construction equipment, trucks and commercial vehicles, and industrial and marine engines and transmission systems and axles.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These interim condensed financial statements at March 31, 2016 together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) of CNH Industrial were authorized for issuance on May 10, 2016 and have been prepared in accordance the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRS-IC”). In particular, this Interim Report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2015, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2015” or the “2015 EU Annual Report”), other than those discussed in the following paragraph “New standards and amendments effective from January 1, 2016”.

This Interim Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2015. The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of this interim condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2015 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Certain financial information in these interim condensed financial statements has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM and (4) APAC. The geographic designations have the following meanings:

■	NAFTA: United States, Canada and Mexico;

■	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

■	LATAM: Central and South America, and the Caribbean Islands; and

■	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     24

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.

Format of the financial statements

CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. In this income statement, CNH Industrial also presents subtotals for both Trading Profit and Operating Profit. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of CNH Industrial’s businesses either on a year-on-year basis or with other businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

■

Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

■

Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve CNH Industrial’s future profitability; and

■

Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, CNH Industrial’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through its treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. Such structure of Financial Services inside the Group implies that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.

The statement of cash flows is presented using the indirect method.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     25

Venezuela currency regulations and re-measurement

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls, and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela, and established the official exchange rate of 6.3 bolivars to 1.0 U.S. dollar. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. For a period of time, the Venezuelan government announced plans for SICAD II, which was intended to more closely resemble a market-driven exchange.

In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system. In the third quarter of 2015, due to progressively deteriorating economic conditions in Venezuela, management determined that the SIMADI rate was the most appropriate legally available rate, and remeasured the net monetary assets of CNH Industrial’s Venezuelan subsidiary, resulting in a pre- and after-tax charge of $150 million recorded in the line item “Financial income/(expenses)” in the consolidated income statement during the three months and nine months ended September 30, 2015.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which is the official rate and is available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which will be allowed to float freely and is expected to fluctuate based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate to remeasure the net monetary assets of the Company’s Venezuelan subsidiary. CNH Industrial’s results of operations in Venezuela for the three months ended March 31, 2016 were negligible as a percentage of both CNH Industrial’s net revenues and trading profit.

As of March 31, 2016, CNH Industrial continues to control and therefore consolidate its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $90 million.

Re-measurement of Argentinian net monetary asset

The functional currency of CNH Industrial’s Argentinian subsidiaries is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. During the first quarter of 2016, CNH Industrial recorded a $10 million charge following the re-measurement of such net monetary assets. At March 31, 2016, CNH Industrial held $50 million bonds, subscribed in December 2015, offered to importers by the Argentinian government in order to help importers settle their backlog of payments that had ballooned under the previous government’s capital controls. These bonds yield a 6% interest rate and will be repaid in eight monthly installments between May 2016 and December 2016. These financial instruments should facilitate the settlement by CNH Industrial’s Argentinian subsidiaries of payables due to other non-Argentinian subsidiaries, having fixed the exchange rate at the bond issuance.

New standards and amendments effective from January 1, 2016

The following new standards and amendments that are applicable from January 1, 2016 were adopted by the Group for the purpose of the preparation of the Interim Condensed Consolidated Financial Statements:

■

On May 6, 2014 the IASB issued amendments to IFRS 11 – Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations, adding a new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. These amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016, with earlier application permitted. The application of these amendments did not have any effect on this Interim Report.

■

On May 12, 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     26

economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The application of these amendments did not have any effect on this Interim Report.

■

On August 12, 2014, the IASB published Equity Method in Separate Financial Statements (Amendments to IAS 27). The amendments to IAS 27 will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendments are effective from annual periods commencing on or after January 1, 2016. The application of these amendments did not have any effect on this Interim Report.

■

On September 25, 2014, the IASB issued the Annual Improvements to IFRSs 2012–2014 Cycle. The most important topics addressed in these amendments are changes in method of disposal in IFRS 5 – Non-current Assets Held for Sale and Discontinued operations, the definition of servicing contracts and the applicability of the amendments to IFRS 7 – Financial Instruments: Disclosures to condensed interim financial statements, the issue of the discount rate to be used for regional markets in IAS 19 – Employee benefits and other disclosures to be incorporated by cross-reference to information outside the interim financial statements according to IAS 34 – Interim Financial Reporting. These amendments are effective for annual periods beginning on or after January 1, 2016. The application of these improvements did not have any effect on this Interim Report.

■

On December 18, 2014, the IASB issued amendments to IAS 1 - Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The application of these amendments is mandatory for annual periods beginning on or after January 1, 2016, with early application permitted. The application of these amendments did not have any effect on this Interim Report.

Reference should be made to the paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2015, for a detailed description of new standards not yet effective as of March 31, 2016.

On April 12, 2016, the IASB issued clarifying amendments to IFRS 15 – Revenue from Contracts with Customers. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent and whether the revenue from granting a license should be recognized at a point in time or over time. The amendments have the same effective date of IFRS 15 (January 1, 2018) and have not yet been endorsed by the European Union.

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the three months ended March 31, 2016.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     27

COMPOSITION AND PRINCIPAL CHANGES

1.    Net revenues

The following summarizes Net revenues (net of intra-Group transactions) by operating segment:

	Three Months Ended March 31,

($ million)	2016	2015

Industrial Activities:

Agricultural Equipment	2,123	2,576

Construction Equipment	535	602

Commercial Vehicles	2,084	2,081

Powertrain	388	423

Total Industrial Activities	5,130	5,682

Financial Services	345	385

Total Net revenues	5,475	6,067

2.    Cost of sales

The following summarizes the main components of Cost of sales:

	Three Months Ended March 31,

($ million)	2016	2015

Interest cost and other financial charges from Financial Services	121	173

Other costs of sales	4,415	4,874

Total Cost of sales	4,536	5,047

3.    Selling, general and administrative costs

Selling, general and administrative costs amounted to $514 million during the first quarter of 2016, down 0.5% compared to $539 million recorded in the comparable period of 2015.

4.    Research and development costs

In the three months ended March 31, 2016, research and development costs were $225 million ($203 million in the comparable period of 2015) and included all the research and development costs not recognized as assets amounting to $105 million ($95 million in the three months ended March 31, 2015) and the amortization of capitalized development costs of $120 million ($108 million in the first quarter of 2015). During the period CNH Industrial capitalized new expenditures for development costs of $80 million ($98 million in the three months ended March 31, 2015).

5.    Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services. Other expenses were $16 million for the first quarter of 2016, substantially in line with the amount for the same period in 2015.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     28

6.    Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amounted to zero in the three months ended March 31, 2016 and 2015.

7.    Restructuring costs

Restructuring costs for the first quarter of 2016 were $15 million compared to $9 million for the same period in 2015. The costs in both periods were primarily attributable to actions in Agricultural Equipment and Commercial Vehicles as part of the efficiency program launched in 2014.

8.    Other unusual income/(expenses)

Other unusual expenses were $504 million in the three months ended March 31, 2016 (zero in the same period in 2015) and included an exceptional non-tax deductible charge of $502 million related to the investigation by the European Commission for certain alleged anticompetitive practices and related matters. For more information, refer to Note 27 “Commitments and contingencies”.

9.    Financial income/(expenses)

In addition to the items forming part of the specific lines of the income statement, the following analysis of net financial expenses in the three months ended March 31, 2016 also takes into account the income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $190 million in the first quarter of 2016 ($228 million in the comparable period of 2015), and the costs incurred by Financial Services (included in item “Interest and other financial expenses” in the following table) included in Cost of sales for $121 million in the three months ended March 31, 2016 ($173 million in the comparable period of 2015).

A reconciliation to the income statement is provided under the following table.

	Three Months Ended March 31,
($ million)	2016	2015

Financial income:

Interest earned and other financial income	18	31

Interest income from customers and other financial income of Financial Services	190	228

Total financial income	208	259

of which:

Financial income, excluding Financial Services (a)	18	31

Interest and other financial expenses:

Interest cost and other financial expenses	233	292

Write-downs of financial assets	29	25

Interest costs on employee benefits	14	17

Total interest and other financial expenses	276	334

Net (income)/expenses from derivative financial instruments and exchange differences	19	25

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	295	359

of which:

Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	174	186

Net financial income/(expenses) excluding Financial Services (a) - (b)	(156)	(155)

Net financial expenses for the three months ended March 31, 2016 (excluding those of Financial Services) amounted to $156 million ($155 million in the three months ended March 31, 2015).

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     29

10. Result from investments

This item includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses and reversal of impairment losses, accruals to the investment provision and dividend income. In the three months ended March 31, 2016, the CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method amounted to a net loss of $2 million (net profit of $12 million in the comparable period of 2015), of which: entities of Agricultural Equipment totaling $2 million ($9 million in the first quarter of 2015), entities of Commercial Vehicles totaling -$10 million (-$3 million in the first quarter of 2015) and entities of Financial Services totaling $6 million ($6 million in the first quarter of 2015).

11. Income taxes

Income taxes recognized in the consolidated income statement consist of the following:

	Three Months Ended March 31,

($ million)	2016	2015

Current taxes	(65)	20

Deferred taxes	104	63

Taxes relating to prior periods	(2)	-

Total Income taxes	37	83

The effective tax rate for the three months ended March 31, 2016 was (7.5)% compared to 73.5% for the three months ended March 31, 2015. The effective tax rate for the quarter was impacted by the exceptional non-tax deductible charge of $502 million related to the investigation by the European Commission for certain alleged anticompetitive practices and related matters. Additionally, the effective tax rate for both years has been negatively impacted by the inability to record deferred tax assets on losses in certain jurisdictions. For more information on the European Commission investigation, refer to Note 27 “Commitments and contingencies”.

CNH Industrial recognizes in its consolidated statement of financial position, within Deferred tax asset, the amount of Deferred tax assets less the Deferred tax liabilities of the individual consolidated companies, where these may be offset. Amounts recognized are as follows:

($ million)	At March 30, 2016	At December 31, 2015
Deferred tax assets	1,015	1,256
Deferred tax liabilities	(222)	(409)
Total	793	847

12. Earnings per share

The basic earnings/(loss) per common share for the three months ended March 31, 2016 and 2015 is determined by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.

The diluted earnings/(loss) per common share for the same periods has been determined by increasing the weighted average number of common shares outstanding to take into consideration the dilutive share equivalents outstanding during each period, deriving from the CNH Industrial share-based payments awards.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings/(loss) per share of the common shares is not material. For more detailed information on the composition of share capital, refer to Note 22 “Equity”.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     30

The following table sets forth the computation of basic and diluted earnings/(loss) per common share for the three months ended March 31, 2016 and 2015:

		Three Months Ended March 31,

		2016	2015
Basic earnings/(loss) per common share:
Profit/(loss) of the period attributable to the owners of the parent	$ million	(529)	28
Weighted average common shares outstanding – basic	million	1,363	1,359
Basic earnings/(loss) per common share	$	(0.39)	0.02

Diluted earnings/(loss) per common share:
Profit/(loss) of the period attributable to the owners of the parent	$ million	(529)	28
Weighted average common shares outstanding– diluted (a)	million	1,363	1,361
Diluted earnings/(loss) per common share	$	(0.39)	0.02

(a)

Restricted Share Units of approximately 1.1 million and 1.9 million at March 31, 2016 and 2015, respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

13. Intangible assets

Changes in the carrying value of Intangible assets for the three months ended March 31, 2016 were as follows:

($ million)	Net of amortization at December 31, 2015	Additions	Amortization	Foreign exchange effects and other changes	Net of amortization at March 31, 2016

Goodwill	2,458	-	-	13	2,471

Development costs	2,537	80	(120)	94	2,591

Other	685	14	(23)	9	685

Total Intangible assets	5,680	94	(143)	116	5,747

Goodwill is allocated to each segment as follows: Agricultural Equipment $1,695 million, Construction Equipment $582 million, Commercial Vehicles $59 million, Powertrain $5 million and Financial Services $130 million.

14. Property, plant and equipment

Changes in the carrying value of Property, plant and equipment for the three months ended March 31, 2016 were as follows:

($ million)	Net of depreciation at December 31, 2015	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at March 31, 2016

Property, plant and equipment	4,298	67	(152)	141	(6)	4,348

Assets sold with a buy-back commitment	2,073	142	(71)	83	(92)	2,135

Total Property plant and equipment	6,371	209	(223)	224	(98)	6,483

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     31

15. Investments and other financial assets

Investments and other financial assets at March 31, 2016 and December 31, 2015 consisted of the following:

($ million)	At March 31, 2016	At December 31, 2015

Investments	539	568

Non-current financial receivables	36	32

Other securities	1	1

Total Investments and other financial assets	576	601

Changes in Investments were as follows:

($ million)	At December 31, 2015	Revaluations/ (Write- downs)	Acquisitions and capitalizations	Other changes	At March 31, 2016

Investments	568	(1)	-	(28)	539

Investments amounted to $539 million at March 31, 2016 ($568 million at December 31, 2015) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $213 million ($215 million at December 31, 2015), Turk Traktor ve Ziraat Makineleri A.S. $52 million ($80 million at December 31, 2015) and CNH Industrial Capital Europe S.a.S. $124 million ($113 million at December 31, 2015).

Other changes consisting of a net decrease of $28 million were mainly due to dividends of $39 million distributed by companies accounted for using the equity method, and foreign exchange gains of $14 million.

Revaluations and write-downs consist of adjustments for the result of the period to the carrying value of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16. Leased assets

Changes in the carrying value of Leased assets for the three months ended March 31, 2016 were as follows:

($ million)	Net of depreciation at December 31, 2015	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at March 31, 2016

Leased assets	1,835	158	(62)	21	(78)	1,874

17. Inventories

Inventories at March 31, 2016 and December 31, 2015 consisted of the following:

($ million)	At March 31, 2016	At December 31, 2015

Raw materials	1,386	1,254

Work in progress	935	747

Finished goods	4,418	3,799

Total Inventories	6,739	5,800

Inventories at March 31, 2016 included assets which were no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $303 million ($283 million at December 31, 2015).

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     32

18. Current receivables and Other current assets

A summary of Current receivables and Other current assets at March 31, 2016 and December 31, 2015 is as follows:

($ million)	At March 31, 2016	At December 31, 2015

Trade receivables	642	580

Receivables from financing activities	18,820	19,001

Current tax receivables	457	371

Other current assets:

Other current receivables	1,095	884

Accrued income and prepaid expenses	142	133

Total Other current assets	1,237	1,017

Total Current receivables and Other current assets	21,156	20,969

Other current receivables included amounts due from the tax authorities, security deposits and miscellaneous receivables.

Receivables from financing activities

A summary of Receivables from financing activities as of March 31, 2016 and December 31, 2015 is as follows:

($ million)	At March 31, 2016	At December 31, 2015
Retail
Retail financing	9,736	9,787
Finance leases	518	557
Total Retail	10,254	10,344

Wholesale
Dealer financing	8,529	8,611
Total Wholesale	8,529	8,611

Other	37	46
Total Receivables from financing activities	18,820	19,001

Past due balances of Receivables from financing activities still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing Receivables from financing activities represent loans for which CNH Industrial has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     33

The aging of Receivables from financing activities as of March 31, 2016 and December 31, 2015 is as follows:

	At March 31, 2016

($ million)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	26	-	-	26	7,639	7,665	34	7,699

EMEA	-	-	-	-	523	523	-	523

LATAM	14	-	-	14	1,459	1,473	66	1,539

APAC	2	2	3	7	486	493	-	493

Total Retail	42	2	3	47	10,107	10,154	100	10,254

Wholesale

NAFTA	-	-	-	-	3,703	3,703	63	3,766

EMEA	57	1	-	58	3,880	3,938	83	4,021

LATAM	-	-	-	-	435	435	-	435

APAC	-	-	23	23	284	307	-	307

Total Wholesale	57	1	23	81	8,302	8,383	146	8,529

	At December 31, 2015

($ million)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	17	-	-	17	7,869	7,886	36	7,922

EMEA	-	-	-	-	572	572	1	573

LATAM	6	-	-	6	1,286	1,292	44	1,336

APAC	1	3	-	4	509	513	-	513

Total Retail	24	3	-	27	10,236	10,263	81	10,344

Wholesale

NAFTA	-	-	-	-	3,656	3,656	79	3,735

EMEA	33	2	-	35	3,613	3,648	26	3,674

LATAM	3	-	-	3	595	598	4	602

APAC	6	4	26	36	518	554	46	600

Total Wholesale	42	6	26	74	8,382	8,456	155	8,611

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     34

Allowance for credit losses activity for the three months ended March 31, 2016 and 2015 was as follows (in millions):

	At March 31, 2016
($ million)	Retail	Wholesale	Other	Total

Opening balance	394	158	-	552

Provision	12	11	-	23

Charge-offs, net of recoveries	(18)	(2)	-	(20)

Foreign currency translation and other	17	9	-	26

Ending balance	405	176	-	581

Ending balance: Individually evaluated for impairment	192	130	-	322

Ending balance: Collectively evaluated for impairment	213	46	-	259

Receivables:

Ending balance	10,254	8,529	37	18,820

Ending balance: Individually evaluated for impairment	399	710	-	1,109

Ending balance: Collectively evaluated for impairment	9,855	7,819	37	17,711

	At March 31, 2015
($ million)	Retail	Wholesale	Other	Total

Opening balance	468	182	-	650

Provision	13	11	-	24

Charge-offs, net of recoveries	(12)	(2)	-	(14)

Foreign currency translation and other	(49)	(19)	-	(68)

Ending balance	420	172	-	592

Ending balance: Individually evaluated for impairment	207	113	-	320

Ending balance: Collectively evaluated for impairment	213	59	-	272

Receivables:

Ending balance	10,910	8,611	50	19,571

Ending balance: Individually evaluated for impairment	447	714	-	1,161

Ending balance: Collectively evaluated for impairment	10,463	7,897	50	18,410

Allowance for credit losses activity for the year ended December 31, 2015 was as follows:

	At December 31, 2015
($ million)	Retail	Wholesale	Other	Total

Opening balance	468	182	-	650

Provision	81	27	-	108

Charge-offs, net of recoveries	(92)	(13)	-	(105)

Foreign currency translation and other	(63)	(38)	-	(101)

Ending balance	394	158	-	552

Ending balance: Individually evaluated for impairment	187	125	-	312

Ending balance: Collectively evaluated for impairment	207	33	-	240

Receivables:

Ending balance	10,344	8,611	46	19,001

Ending balance: Individually evaluated for impairment	416	767	-	1,183

Ending balance: Collectively evaluated for impairment	9,928	7,844	46	17,818

Receivables from financing activities are considered impaired when it is probable that CNH Industrial will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     35

	At March 31, 2016				At December 31, 2015
($ million)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment

With no related allowance

Retail

NAFTA	37	37	-	33	41	40	-	37

EMEA	76	76	-	77	74	74	-	79

LATAM	-	-	-	-	-	-	-	-

APAC	-	-	-	-	-	-	-	-

Wholesale

NAFTA	-	-	-	-	-	-	-	-

EMEA	29	29	-	34	33	33	-	35

LATAM	-	-	-	-	-	-	-	-

APAC	-	-	-	-	-	-	-	-

With an allowance recorded

Retail

NAFTA	44	42	19	42	54	53	18	52

EMEA	232	232	171	230	238	238	167	263

LATAM	-	-	-	-	-	-	-	-

APAC	10	10	2	11	9	9	2	12

Wholesale

NAFTA	66	66	3	70	82	82	3	92

EMEA	570	570	115	625	607	607	95	657

LATAM	25	21	5	25	25	21	7	22

APAC	20	20	7	18	20	20	20	18

Total Retail	399	397	192	393	416	414	187	443

Total Wholesale	710	706	130	772	767	763	125	824

Transfers of financial assets

The Group transfers a number of its financial receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to CNH Industrial although CNH Industrial provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, CNH Industrial does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH Industrial, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or require a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     36

and rewards connected with collection are not substantially transferred, and accordingly CNH Industrial continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 24 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized. At March 31, 2016 and December 31, 2015, the carrying amount of such restricted assets included in Receivables from financing activities was the following:

($ million)	At March 31, 2016	At December 31, 2015

Restricted receivables:

Retail financing and finance lease receivables	7,643	7,695

Wholesale receivables	6,123	6,189

Total restricted receivables	13,766	13,884

CNH Industrial has discounted receivables and bills without recourse having due dates beyond March 31, 2016 amounting to $543 million ($569 million at December 31, 2015, with due dates beyond that date), which refer to trade receivables and other receivables for $510 million ($534 million at December 31, 2015) and receivables from financing activities for $33 million ($35 million at December 31, 2015).

19. Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

Specifically:

	At March 31, 2016		At December 31, 2015
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value

Fair value hedges:

Interest rate risk - Interest rate swaps	47	(5)	29	-

Total Fair value hedges	47	(5)	29	-

Cash flow hedges:

Currency risks - Forward contracts, Currency swaps and Currency options	77	(39)	61	(29)

Interest rate risk - Interest rate swaps	-	(3)	1	(5)

Other derivatives	-	(1)	16	(1)

Total Cash flow hedges	77	(43)	78	(35)

Derivatives for trading	58	(114)	104	(34)

Other financial assets/(liabilities)	182	(162)	211	(69)

The fair value of derivative financial instruments is calculated by using market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

■	the fair value of forward contracts and currency swaps is calculated by taking the prevailing exchange rate and interest rates in the two currencies at the balance sheet date;

■

the fair value of currency options is calculated by using appropriate valuation techniques and market parameters at the balance sheet date (in particular exchange rates, interest rates and volatility rates);

■	the fair value of interest rate swaps and forward rate agreements is calculated by using the discounted cash flow method;

■

the fair value of derivatives hedging commodity price risk is calculated by using the discounted cash flow method, taking the market parameters at the balance sheet date (and in particular the future price of the underlying and interest rates).

All these valuation techniques take into consideration also the credit quality of counterparties that, at March 31, 2016, is not significant.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     37

The overall change in Other financial assets (from $211 million at December 31, 2015 to $182 million at March 31, 2016), and in Other financial liabilities (from $69 million at December 31, 2015 to $162 million at March 31, 2016) is mainly due to the changes in exchange rates and interest rates over the year.

As this item primarily consists of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

Derivatives for trading consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

At March 31, 2016, the notional amount of outstanding derivative financial instruments is as follows:

($ million)	At March 31, 2016	At December 31, 2015

Currency risk	6,999	7,124

Interest rate risk	4,627	4,552

Interest rate and currency risk	-	165

Other derivative financial instruments	13	17

Total notional amount	11,639	11,858

At March 31, 2016 and December 31, 2015, the notional amount of Other derivative instruments consists of the notional amount of derivatives linked to commodity prices hedging specific exposures arising from supply agreements. Under these agreements there is a regular updating of the prices on the basis of trends in the quoted prices of the raw material.

Cash flow hedges

The effects on profit or loss mainly refer to the management of the currency risk and, to a lesser extent, to the hedges relating to the debt of the Group’s financial companies and Group treasury.

The policy of the Group for managing currency risk normally requires that future cash flows from trading activities, which will occur for accounting purposes within the following twelve months, and from orders acquired (or contracts in progress), whatever their due dates, be hedged. As a result, it is considered reasonable to suppose that the hedging effect arising from this and recognized in the cash flow hedge reserve will be recognized in profit or loss, mainly during the following year.

In the three months ended March 31, 2016, the Group reclassified from Other comprehensive income to profit or loss an income of $11 million (a loss of $61 million in the three months ended March 31, 2015) stated net of the tax effect, to the following profit or loss items:

	Three Months Ended March 31,
($ million)	2016	2015

Currency risk:

Increase/(decrease) in Net revenues	7	(4)

Decrease/(increase) in Cost of sales	6	(51)

Financial income/(expenses)	2	(26)

Interest rate risk:

Decrease/(increase) in Cost of sales	(1)	(2)

Financial income/(expenses)	-	(1)

Tax income/(expenses)	(3)	23
Total recognized in profit or loss	11	(61)

The ineffectiveness of cash flow hedges was not material in the three months ended March 31, 2016 and 2015.

The total economic effect of hedges which subsequently turned out to be in excess of the future flows being hedged (overhedges) amounted to $0 million and $1 million in the three months ended March 31, 2016 and 2015, respectively.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     38

Fair value hedges

The following table presents the gains and losses arising from the measurement of interest rate and currency derivatives (mostly for managing currency risk) and interest rate derivatives (for managing the interest rate risk) recognized in accordance with fair value hedge accounting and the gains and losses arising from the respective hedged items:

	Three Months Ended March 31,
($ million)	2016	2015

Interest rate risk:

Net gains/(losses) on qualifying hedges	30	40

Fair value changes in hedged items	(29)	(39)

Net gains/(losses)	1	1

The ineffective portion of transactions treated as fair value hedges amounted to $1 million and $1 million in the three months ended March 31, 2016 and 2015, respectively.

20. Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At March 31, 2016, this item included $831 million ($927 million at December 31, 2015) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

21. Assets held for sale

Assets held for sale at March 31, 2016 and December 31, 2015 primarily included buildings and factories.

22. Equity

Consolidated shareholders’ equity at March 31, 2016 decreased by $424 million over December 31, 2015, mainly due to the loss of $530 million for the period, partially offset by positive exchange differences of $121 million and an increase of $10 million in the cash flow hedge reserve.

Share capital

The Articles of Association of CNH Industrial provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of March 31, 2016, the Company’s Share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,362,870,103 common shares (1,362,070,103 common shares outstanding, net of 800,000 common shares held in treasury by the Company as described in the following) and 474,474,276 special voting shares (413,218,148 special voting shares outstanding, net of 61,256,128 special voting shares held in treasury by the Company as described in the following).

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any economic rights additional to the ones pertaining to the common shares. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve.

For more complete information on the share capital of CNH Industrial N.V., refer to Note 24 “Equity” of the CNH Industrial Consolidated Financial Statements at December 31, 2015.

Treasury shares

On January 29, 2016, CNH Industrial announced a buy-back program to repurchase up to $300 million in common shares from time to time, subject to market and business conditions, as previously authorized at the Annual General Meeting held on April 15, 2015. The purchases are carried out on the Mercato Telematico Azionario (“MTA”), in compliance with applicable rules and regulations.

On February 12, 2016, the Company has repurchased 800,000 common shares on the MTA under this buy-back program, for a purchase price of approximately $5 million.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     39

As above discussed with reference to Share capital, at March 31, 2016 the Company also owned 61,256,128 special voting shares acquired following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register.

At the Annual General Meeting of shareholders held on April 15, 2016, based on a proposal of the Board of Directors aimed at continuing the above described buy-back program, at maintaining the necessary operation flexibility over an adequate period of time and considering the fact that the previous authorization (adopted at the Annual General Meeting held on April 15, 2015) would expire on October 14, 2016, shareholders resolved to replace the authorization in force granting the Board of Directors the authority to repurchase up to a maximum of 10% of the Company’s issued common shares as of April 15, 2016 for a period of 18 months and therefore up to and including October 14, 2017.

Capital reserves

At March 31, 2016 capital reserves amounting to $3,238 million ($3,227 million at December 31, 2015) mainly included the effects of the Merger.

Earnings reserves

Earnings reserves, amounting to $4,957 million at March 31, 2016 ($5,486 million at December 31, 2015) primarily consisted of retained earnings and profits attributable to the owners of the parent.

On April 15, 2016, at the annual general meeting, CNH Industrial N.V. shareholders approved a dividend of €0.13 per common share, as recommended on March 4, 2016 by the Board of Directors. The cash dividend was declared in euro and paid on May 3, 2016 for a total amount of $201 million (€177 million).

Other comprehensive income/(loss)

Other comprehensive income/(loss) consisted of the following:

	Three Months Ended March 31,
($ million)	2016	2015

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	1	3
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	1	3

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	25	(123)

Gains/(losses) on cash flow hedging instruments reclassified to profit or loss	(14)	84

Gains/(losses) on cash flow hedging instruments	11	(39)

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	-	-

Gains/(losses) on the remeasurement of available-for-sale financial assets reclassified to profit or loss	-	-

Gains/(losses) on the remeasurement of available-for-sale financial assets	-	-

Exchange gains/(losses) on translating foreign operations arising during the period	108	(181)

Exchange gains/(losses) on translating foreign operations reclassified to profit or loss	-	-

Exchange gains/(losses) on translating foreign operations	108	(181)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	13	(29)
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	-	-

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	13	(29)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	132	(249)

Tax effect of the other components of Other comprehensive income/(loss) (C)	(2)	3

Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	131	(243)

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     40

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three Months Ended March 31,
	2016			2015
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	1	(1)	-	3	(7)	(4)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	1	(1)	-	3	(7)	(4)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	11	(1)	10	(39)	10	(29)
Gains/(Losses) on the remeasurement of available-for-sale financial assets	-	-	-	-	-	-

Exchange gains/(losses) on translating foreign operations	108	-	108	(181)	-	(181)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	13	-	13	(29)	-	(29)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	132	(1)	131	(249)	10	(239)

Total Other comprehensive income/(loss)	133	(2)	131	(249)	3	(243)

23. Provisions

A summary of Provisions at March 31, 2016 and December 31, 2015 is as follows:

($ million)	At March 31, 2016		At December 31, 2015

Employee benefits		2,427		2,494
Other provisions:
Warranty and technical assistance provision	951		908
Restructuring provision	59		57
Investment provision	8		7
Other risks	2,610		2,123
Total Other provisions		3,628		3,095
Total Provisions		6,055		5,589

Total Provisions increased $466 million in the three months ended March 31, 2016, of which $161 million attributable to exchange rate differences.

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits as well as other provisions for employees and provisions for other long-term employee benefits.

Provisions for Other risks amounted to $2,610 million at March 31, 2016 ($2,123 million at December 31, 2015) and include provisions for contractual and commercial risks and disputes. This item includes a legal reserve of $502 million recorder during the first quarter of 2016 in relation to the investigation by the European Commission for certain alleged anticompetitive practices and related matters. For additional information, refer to Note 27 “Commitments and contingencies”.

Employee benefits

Beginning in 2016, CNH Industrial has changed the method used to estimate the service cost and net interest components of the net benefit cost in order to provide a more precise measure of net interest and service costs by improving the correlation between the projected benefit cash flows and the discrete spot yield curve rates. The new method uses the spot yield curve approach to estimate the service cost and net interest components by applying the specific spot rates along the yield curve used to determine the net benefit obligations to relevant projected cash outflows. Historically, the service and net interest costs were determined using a single weighted-average discount rate based on hypothetical AA yield curves used to measure the benefit obligation at the beginning of the period. The change has been accounted for as a change in estimate prospectively and the impact on net interest and service costs recognized in the first quarter of 2016 was not material. Additionally, the change does not affect the measurement of the total benefit obligations.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     41

The following summarizes the components of Net benefit cost recognized during the three months ended March 31, 2016 and 2015 for post-employment benefits:

	Pension plans		Healthcare plans		Other

	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,

($ million)	2016	2015	2016	2015	2016	2016

Service cost:

Current service cost	25	29	7	8	7	8

Past service cost and (gain)/loss from curtailments and settlements	-	-	-	-	-	-

Total Service cost	25	29	7	8	7	8

Net interest expense	16	21	37	44	3	3

Other costs	6	4	-	-	-	-

Net benefit cost recognized to profit or loss	47	54	44	52	10	11

24. Debt

An analysis of debt by nature is as follows:

($ million)	At March 31, 2016		At December 31, 2015

Asset-backed financing		11,970		12,999

Other debt:

Bonds	8,792		8,430

Borrowings from banks	4,639		4,397

Payables represented by securities	277		379

Other	197		253

Total Other debt		13,905		13,459

Total Debt		25,875		26,458

Debt decreased by $583 million over the period (decrease of $1,312 million, excluding exchange translation differences).

In March 2016, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 4.875% due in 2021.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     42

The following table shows the summary of issued bonds outstanding at March 31, 2016:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)

Global Medium Term Notes:

CNH Industrial Finance Europe S.A. (1)	EUR	1,200	6.25%	March 9, 2018	1,366

CNH Industrial Finance Europe S.A. (1)	EUR	1,000	2.75%	March 18, 2019	1,138

CNH Industrial Finance Europe S.A. (1)	EUR	700	2.875%	September 27, 2021	797

CNH Industrial Finance Europe S.A. (1)	EUR	100	3.5%	November 12, 2025	114

Total Global Medium Term Notes					3,415

Other bonds:

CNH Industrial Capital LLC	USD	500	6.25%	November 1, 2016	500

CNH Industrial Capital LLC	USD	500	3.25%	February 1, 2017	500

Case New Holland Industrial Inc.	USD	1,500	7.875%	December 1, 2017	1,500

CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600

CNH Industrial Capital LLC	USD	600	3.875%	July 16, 2018	600

CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600

CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500

Total Other bonds					5,300

Hedging effect and amortized cost valuation					77

Total Bonds					8,792

(1)	Bond listed at the Irish Stock Exchange.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge, pari passu and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds guaranteed by CNH Industrial N.V. under the Global Medium Term Note Programme, contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. associated with a downgrading by a ratings agency. The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2015.

Available committed credit lines expiring after twelve months amounted to approximately $3.0 billion at March 31, 2016 ($3.0 billion at December 31, 2015).

Debt secured with mortgages and other liens on assets of the Group amounted to $140 million at March 31, 2016 ($135 million at December 31, 2015); this amount included $58 million ($53 million at December 31, 2015) due to creditors for assets acquired under finance leases.

25. Trade payables

Trade payables of $5,608 million at March 31, 2016 increased by $266 million from the amount at December 31, 2015.

26. Other current liabilities

At March 31, 2016, Other current liabilities mainly included $2,242 million of amounts payable to customers relating to buy-back agreements ($2,147 million at December 31, 2015) and accrued expenses and deferred income of $482 million ($457 million at December 31, 2015).

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     43

27. Commitments and contingencies

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy, contractual issues and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Other litigation and investigation

Since January 2011, Iveco S.p.A., our wholly owned subsidiary, and certain of its competitors have been subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks. On November 20, 2014, we received a Statement of Objections from the Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings.

Based on recent developments, on March 24, 2016, CNH Industrial recorded an exceptional non-tax deductible charge of $502 million (€450 million) in relation to the investigation and related matters. CNH Industrial will continue to evaluate the amount of the charge pending final resolution of the investigation and related matters.

Guarantees

CNH Industrial provided loan guarantees on the debt or commitments of third parties and performance guarantees, mainly on behalf of a joint venture related to commercial commitments of defense vehicles, totaling $371 million and $316 million at March 31, 2016 and December 31, 2015, respectively.

Other contingencies

CNH Industrial N.V. is successor to Fiat Industrial S.p.A., a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial S.p.A. (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At March 31, 2016, the outstanding Liabilities amounted to approximately €1.2 billion ($1.4 billion), of which €1.1 billion ($1.2 billion) consisted of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above-mentioned potential joint liability.

28. Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     44

CNH Industrial has the following five operating segments:

■

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America.

■

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

■

Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

■

Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation under the FPT Industrial brand.

■

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as Corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, which are recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM reviews the performance of and allocates resources to the operating segments using only Operating profit of Industrial Activities calculating using U.S. GAAP. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of the Net income prepared in accordance with U.S. GAAP.

Furthermore, the CODM reviews expenditures for long-lived assets; however, other operating segment asset information is not readily available.

Operating profit under U.S. GAAP by reportable segment for the three months ended March 31, 2016 and 2015 is summarized as follows:

	Three Months Ended March 31,
($ million)	2016	2015

Agricultural Equipment	90	204

Construction Equipment	14	-

Commercial Vehicles	38	1

Powertrain	53	36

Eliminations and other	(17)	(18)

Total Industrial Activities	178	223

Financial Services	130	129

Eliminations and other	(76)	(68)

Total Operating profit under U.S. GAAP	232	284

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     45

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three months ended March 31, 2016 and 2015 is provided below:

	Three Months Ended March 31,

($ million)	2016	2015

Operating profit under U.S. GAAP	232	284

Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:

Gains/(losses) on the disposal of investments under EU-IFRS	-	-

Other unusual income/(expenses) under EU-IFRS	(504)	-

Financial income/(expenses) under EU-IFRS	(156)	(155)

Result from investments under EU-IFRS	(2)	10

Development costs, net	(40)	(10)

Restructuring provisions under EU-IFRS	(15)	(9)

Other adjustments	(8)	(7)

Total adjustments/reclassifications	(725)	(171)

Profit/(loss) before taxes under EU-IFRS	(493)	113

Net income prepared under U.S. GAAP for Financial Services for the three months ended March 31, 2016 and 2015 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three Months Ended March 31,

($ million)	2016	2015

Net income of Financial Services under U.S. GAAP (A)	87	85

Net Income (loss) of Industrial Activities under U.S. GAAP (B)	(513)	23

Eliminations and other (C)	(87)	(85)

CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	(513)	23

Adjustments to conform with EU-IFRS (E)(*)	(17)	7

Income taxes under EU-IFRS (F)	37	83

Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) + (F)	(493)	113

(*)	Details about this item are provided in Note 33 “EU-IFRS to U.S. GAAP reconciliation”.

A summary of additional reportable segment information under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three months ended March 31, 2016 and 2015, is provided in the following table.

Revenues

	Three Months Ended March 31,

($ million)	2016	2015

Agricultural Equipment	2,124	2,577

Construction Equipment	536	602

Commercial Vehicles	2,045	2,037

Powertrain	882	901

Eliminations and other	(511)	(492)

Net sales of Industrial Activities	5,076	5,625

Financial Services	388	413

Eliminations and other	(92)	(78)

Total Revenues under U.S. GAAP	5,372	5,960

Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	103	107

Total Net Revenues under EU-IFRS	5,475	6,067

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     46

29. Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

■	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

■	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

■	Level 3 — inputs that are not based on observable market data.

Assets and liabilities measured at fair value

The following table provides the fair value hierarchy for financial assets and liabilities that are measured at fair value, on a recurring or non-recurring basis, in the statement of financial position at March 31, 2016 and at December 31, 2015:

		At March 31, 2016				At December 31, 2015

($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other non-current securities	(15)	1	-	-	1	1	-	-	1

Other financial assets	(19)	-	182	-	182	-	211	-	211

Total Assets		1	182	-	183	1	211	-	212

Other financial liabilities	(19)	-	(162)	-	(162)	-	(69)	-	(69)

Total Liabilities		-	(162)	-	(162)	-	(69)	-	(69)

In the three months ended March 31, 2016 and 2015 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 19.

Assets and liabilities not measured at fair value

With reference to Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities, their carrying amount approximates their fair value due to the short maturity of these items.

The following tables provide the fair value and fair value hierarchy for the most relevant categories of financial assets and liabilities that are not measured at fair value in the Statement of financial position at March 31, 2016 and at December 31, 2015:

		At March 31, 2016

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value

Retail financing	(18)	-	-	9,573	9,573	9,736

Dealer financing	(18)	-	-	8,525	8,525	8,529

Finance leases	(18)	-	-	526	526	518

Other receivables from financing activities	(18)	-	-	37	37	37

Total Receivables from financing activities		-	-	18,661	18,661	18,820

Asset-backed financing	(24)	-	11,901	-	11,901	11,970

Bonds	(24)	3,581	5,502	-	9,083	8,792

Borrowings from banks	(24)	-	4,446	-	4,446	4,639

Payables represented by securities	(24)	-	272	-	272	277

Other debt	(24)	-	197	-	197	197

Total Debt		3,581	22,318	-	25,899	25,875

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     47

		At December 31, 2015

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value

Retail financing	(18)	-	-	9,650	9,650	9,787

Dealer financing	(18)	-	-	8,608	8,608	8,611

Finance leases	(18)	-	-	564	564	557

Other receivables from financing activities	(18)	-	-	46	46	46

Total Receivables from financing activities		-	-	18,868	18,868	19,001

Asset-backed financing	(24)	-	12,989	-	12,989	12,999

Bonds	(24)	3,441	5,121	-	8,562	8,430

Borrowings from banks	(24)	-	4,194	-	4,194	4,397

Payables represented by securities	(24)	-	373	-	373	379

Other debt	(24)	-	253	-	253	253

Total Debt		3,441	22,930	-	26,371	26,458

The fair values of Receivables from financing activities are included in the Level 3 and have been estimated based on discounted cash flows analysis with the most significant inputs being the market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

The fair values of Bonds are included in the Level 2, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. which are included in the Level 1 and have been estimated with reference to quoted prices in active markets.

The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at period-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

30. Related party transactions

In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR S.p.A. and the companies that EXOR S.p.A. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA” or “the FCA Group”), Ferrari N.V. and its subsidiaries and affiliates, and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

As of March 31, 2016, on the basis of the information published on the website of The Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR S.p.A. held 41.34% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR S.p.A. and to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2016.

In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Relations between CNH Industrial N.V. and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties mainly consist of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     48

Transactions with EXOR S.p.A. and its subsidiaries and affiliates

In connection with the Demerger, Fiat S.p.A. (now known as FCA) and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Subsidiaries of FCA provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA Group.

These transactions with FCA are reflected in the Interim Condensed Consolidated Financial Statements at March 31, 2016 as follows:

	Three Months Ended March 31,
($ million)	2016	2015

Net revenues	189	202

Cost of sales	113	119

Selling, general and administrative costs	36	39

($ million)	At March 31, 2016	At December 31, 2015

Trade receivables	22	14

Trade payables	120	136

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural equipment and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended March 31
($ million)	2016	2015

Net revenues	150	187

Cost of sales	102	95

($ million)	At March 31, 2016	At December 31, 2015

Trade receivables	102	48

Trade payables	128	141

At March 31, 2016 and December 31, 2015, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $252 million and $203 million, respectively, mainly related to IVECO—OTO MELARA Società consortile a responsabilità limitata.

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the three months ended March 31, 2016 revenues from associates totaled $27 million ($8 million in the three months ended March 31, 2015). At March 31, 2016 receivables arising from the revenues discussed above amounted to $18 million ($16 million at December 31, 2015). Trade payables to associates amounted to $18 million at March 31, 2016 ($14 million at December 31, 2015).

Transactions with unconsolidated subsidiaries

In the three months ended March 31, 2016, there were no revenues from transactions with unconsolidated subsidiaries ($3 million in the comparable period of 2015). At March 31, 2016, receivables from unconsolidated subsidiaries amounted to $0 million ($8 million at December 31, 2015), and trade payables to unconsolidated subsidiaries amounted to $1 million ($1 million at December 31, 2015).

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     49

Transactions with other related parties

In the three months ended March 31, 2016 and 2015, there were no transactions with other related parties.

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, amounted to approximately $5 million and $7 million in the three months ended March 31, 2016 and 2015, respectively. These amounts included the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

The aggregate expense incurred in the three months ended March 31, 2016 and 2015 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $7 million and $5 million, respectively. These amounts were inclusive of the notional compensation cost for share-based payments.

31. Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three Months Ended March 31, 2016		At December 31, 2015	Three Months Ended March 31, 2015
	Average	At March 31		Average	At March 31

Euro	0.907	0.878	0.919	0.888	0.929

Pound sterling	0.699	0.695	0.674	0.660	0.676

Swiss franc	0.994	0.960	0.995	0.952	0.972

Polish zloty	3.959	3.740	3.917	3.723	3.797

Brazilian real	3.902	3.617	3.960	2.863	3.249

Canadian dollar	1.374	1.295	1.388	1.239	1.277

Argentine peso	14.440	14.680	12.984	8.684	8.809

Turkish lira	2.945	2.821	2.918	2.462	2.615

32. Other information

During the three months ended March 31, 2016, CNH Industrial had an average number of employees of 64,139, compared to an average of 68,208 during the same period in 2015.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     50

33. EU-IFRS to U.S. GAAP reconciliation

This Interim Report has been prepared in accordance with the EU-IFRS (refer to section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP, for SEC reporting and investor presentation purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.

EU-IFRS differ in certain significant respects from U.S. GAAP. In order to help readers to understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

		Three Months Ended March 31
($ million)	Note	2016	2015

Profit/(loss) in accordance with EU-IFRS		(530)	30

Adjustments to conform with U.S. GAAP:

Development costs, net	(a)	40	10

Goodwill and other intangible assets	(b)	(2)	(2)

Defined benefit plans	(c)	(12)	(11)

Restructuring provisions	(d)	-	(3)

Other adjustments	(e)	(6)	(7)

Tax impact on adjustments	(f)	(10)	8

Deferred tax assets and tax contingencies recognition	(g)	7	(2)

Total adjustments		17	(7)

Net income (loss) in accordance with U.S. GAAP		(513)	23

Reconciliation of Total Equity

($ million)	Note	At March 31, 2016	At December 31, 2015

Total Equity in accordance with EU-IFRS		6,793	7,217

Adjustments to conform with U.S. GAAP:

Development costs, net	(a)	(2,591)	(2,536)

Goodwill and other intangible assets	(b)	112	113

Defined benefit plans	(c)	9	-

Restructuring provisions	(d)	5	5

Other adjustments	(e)	(1)	(2)

Tax impact on adjustments	(f)	732	729

Deferred tax assets and tax contingencies recognition	(g)	(697)	(683)

Total adjustments		(2,431)	(2,374)

Total Equity in accordance with U.S. GAAP		4,362	4,843

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     51

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs, net

Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP. In the three months ended March 31, 2016, under EU-IFRS the Group capitalized $80 million ($98 million in the three months ended March 31, 2015) of development costs and amortized $120 million ($108 million in the three months ended March 31, 2015) of previously capitalized development costs that were reversed under U.S. GAAP.

(b)	Goodwill and other intangible assets

Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350—Intangibles – Goodwill and Other, where adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. In addition, EU-IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in the three months ended March 31, 2016 and 2015.

(c)	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

(d)	Restructuring provisions

The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(e)	Other adjustments

Other adjustments refer to differences that are not individually material for the Group and are therefore shown as a combined total.

(f)	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

(g)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2015. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     52

book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to foreign jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

34. Subsequent events

On April 15, 2016, at the annual general meeting, CNH Industrial N.V. shareholders approved the 2015 EU Annual Report (including the Company’s 2015 statutory financial statements) and a dividend of €0.13 per common share. The cash dividend was declared in euro and paid on May 3, 2016 for a total amount of $201 million (€177 million). Shareholders who at the record date (April 26, 2016) held common shares traded on the New York Stock Exchange received the dividend in U.S. dollars in the amount of $0.147615 per common share based on the official USD/EUR exchange rate reported by the European Central Bank on April 21, 2016. Based on a proposal of the Board of Directors aimed at continuing the ongoing buy-back program and at maintaining the necessary operation flexibility over an adequate period of time, CNH Industrial’s shareholders also granted the Board of Directors the authority to repurchase up to a maximum of 10% of CNH Industrial’s issued common shares as of the date of the Annual General Meeting. The authorization, which is valid for a period of 18 months from April 15, 2016 up to and including October 14, 2017, provides for the repurchase of CNH Industrial’s common shares in accordance with applicable laws and regulations. Shareholders also granted the Board of Directors the authority to reduce the issued share capital of CNH Industrial by cancelling up to 80 million special voting shares held in treasury.

 Interim Condensed Consolidated Financial Statements     at March 31, 2016     53